

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 8, 2016

Via E-mail
KR Sridhar
Chief Executive Officer
Bloom Energy Corporation
1299 Orleans Drive
Sunnyvale, CA 94089

> **Re:** **Bloom Energy Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2016**
> **CIK No. 0001664703**

Dear Mr. Sridhar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2016 letter.

Summary Consolidated Financial and Other Data, page 12

1.   Please clarify for us why you do not include your redeemable noncontrolling interest in your consolidated balance sheet data and Capitalization Table.

Risk Factors, page 15

2.   Please expand your response to comment 19 to address the materiality of conflicts that could occur if limited resources affect your ability to complete installations or service the PPA entities. Also, please clarify how the periodic performance reports mentioned on

page 23 of your response letter make immaterial the risks related to potential conflicts (1) between your obligations to your shareholders and the PPA entities when enforcing your commitments under the PPA and related agreements, and (2) among PPA entities. We note that on page 47 of your response letter you indicate that you control virtually all activities of the PPA entities without approval or consent of the outside investor, that the investor or lenders do not have the unilateral right to remove the company from its managing role, and that you control the strategic operating direction and assets of the PPA entities.

If our estimates of useful life . . ., page 16

3.   We note your response to comment 24. Given your disclosure regarding early generation servers failing to meet warranties if not decommissioned, please clarify in your disclosure the extent of the current installations using those servers.

Our business currently depends on the availability of rebates . . ., page 17

4.   We note your response to comment 3. Please disclose the percentage of your business derived from customers benefitting from the California Self Generation Incentive Program.

Current or future litigation or administrative proceedings . . ., page 27

5.   We note your response to comment 8. Please briefly highlight the nature of the law that allowed your arrangement. Ensure that your disclosure makes clear the nature of the dispute.

Capitalization, page 40

6.   In response to comment 12 you indicate that the warrant liability was eliminated in the pro forma column. Please tell us the change that you made since the warrant liability is still included in the pro forma column.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

7.   We note your response to comment 15. Please disclose the portion of your revenue attributable to each payment option during each period presented. Discuss the extent that previously existing arrangements or new sales or installations contributed to the changes in revenue from each such option. Also discuss any material changes in margins from sales related to each payment option during the periods presented.

8.   We note your response to the second sentence of comment 25. Given the nine-to-twelve month installation period mentioned on page 18, please tell us whether margins

associated with your backlog will differ materially from the reported margins for the periods presented, assuming backlog is installed over the next year.

9.   Please discuss the declining fuel revenue mentioned in the last sentence of the second full paragraph on page 44 of your response letter.

10.   Please tell us how the decreases in grants and incentive program cash flows and decreases in contracted electricity purchase rates mentioned on page 49 of your response letter are reflected in your prospectus. Also provide us your analysis of whether any of those decreases or the increased maintenance costs mentioned on that page 49 are trends that Regulation S-K Items 303(a)(2) or (3) require to be disclosed and described.

Purchase Options, page 49

11.   We note the information in your response to comment 15 and in the penultimate paragraph on page 47 of your letter. Please revise your disclosure to state clearly the nature of each type of warranty, guarantee or commitment that your arrangements provide to another party and the extent of your potential liability related to each such obligation, as well as your obligations upon termination of an arrangement. Include any obligations if a party does not receive intended tax or other incentives. Also, if installations are not achieving the warrantied performance levels, please describe the extent of such non-achievement and your related obligations.

Purchase and Lease Programs, page 49

12.   We note your response to comment 16. Please revise an appropriate section of your disclosure to indicate the duration of the leases.

Bloom Electrons Financing Program, page 51

13.   We note your response to comment 17. However, your disclosure continues to use vague language to describe risks to your business. For example, the first risk factor on page 16 refers to "certain conditions" on funding for new PPAs and does not clarify the conditions to your leasing partners' financing of your lease operations. Please revise for clarity.

14.   Given your disclosure regarding your potential obligations to entities related to your PPA agreements, please expand your response to comment 17 to demonstrate how your obligations related to PPA IIIa and IIIb are not material.

15.   We note your disclosure in response to comment 28 regarding the dollar amount of additional revenue that PPA II must generate before the flip. Given your response to comment 60, please disclose when that amount of revenue will be generated, subject to potential termination. Also, given your reference to a fixed dollar-per-kilowatt on page

54, please provide us a table that shows the amount of cash to be received from your lease arrangements and PPA entities during each year of their contractual term, indicating separately the cash flow to you and to the other investors in the PPA entity.

Obligations under Bloom Electrons, page 53

16.   We note your revised disclosure in response to comment 52 that your O&M Agreement obligates you to repurchase the Energy Servers under certain circumstances. Please clarify the specific circumstances and your accounting treatment for this repurchase provision.

Term; Early Termination, page 55

17.   Please reconcile your disclosure in this section with your response to comment 18 regarding the amount of the liquidated damages payment upon termination.

Delivery and Installation . . ., page 57

18.   We note your response to comment 22. Please revise your disclosure to clarify what you mean by "gross bookings" and how that differs from revenue. Also clarify in your disclosure (1) how the mix of customer purchase options has changed and affected the backlog disclosed, and (2) why you cannot disclose the portion of backlog not reasonably expected to be filled within the current fiscal year. Ensure that your disclosure required by Regulation S-K Item 101(c)(1)(viii) is "as of a recent date."

Key Operating Metrics, page 58

19.   Please expand your response to comment 23 to tell us the number of new installations represented by the disclosed 100 kW systems for each of the periods presented where this information is available. Also tell us how you considered whether investors can draw accurate conclusions regarding the development of your business from the information presented in this section; for example, if a substantial portion of the installations in a given period was from one installation or from additional systems installed at an existing installation, it is unclear how information merely regarding the number of systems accepted reflects those developments.

PPA I Decommissioning, page 60

20.   Please tell us the portion of your existing PPA arrangements that you have renegotiated to date. Describe for us the effect of the material changes in the renegotiated arrangements relative to the previously existing arrangements, and tell us what will happen to the remaining existing arrangements if the renegotiations are not successful.

21.   Given your disclosure on page 52 regarding 100% of any remaining PPA I cash flows, please compare for us the amount of cash flow that you have received from PPA I before and after the decommissioning.

22.   Please reconcile the amount of PPA I megawatts mentioned in your response to comment 24 and your disclosure on page F-34.

Total Cost of Revenue and Gross Profit (Loss), page 65

23.   Please clarify how the "ordinary course of business" results in a decrease in service costs associated with ongoing operations and maintenance of deployed servers.

Other Income and Expenses, page 66

24.   Please clarify what you mean by "assets related to [y]our supply chain" and discuss the causes of the "writedown."

Liquidity and Capital Resources, page 71

25.   We note your risk disclosure on pages 30 and 31 regarding covenants in your debt agreements. Please provide us your analysis of the extent that these covenants are restricting or are likely to affect your financial flexibility. Also ensure that your disclosure clarifies which debt obligations include cross-default and cross-acceleration provisions.

PPA Entities' Indebtedness, page 72

26.   Please clarify your disclosure regarding the term conversion date in the first full paragraph on page 74 to address the information in the third and fourth full paragraphs on page 15 of your response letter.

27.   Please disclose the material circumstances in which material debt must be repaid in advance of maturity. We note for example the information in the first full paragraph on page 31. Also tell us how the potential acceleration is reflected in your disclosure in the table on page 77.

Contractual Obligations, page 77

28.   We note your response to comment 29 and the first full risk factor on page 23. Please tell us how your contractual obligations table reflects the long-term, fixed commitment supply agreements mentioned in that risk factor.

PPA Sales, page 81

29.   Please reconcile the sum of the components of electricity sales mentioned on page 82
        with the information in the table on page 65.

Incentives and Grants, page 83

30.   Please discuss the total dollar amount that is subject to recapture. Also, clarify who is
        responsible for satisfying the recapture obligation. Given your disclosure on page 17 that
        the "tax equity investors" receive substantially all of a project's tax benefits, it is unclear
        why you are paying the recapture refunds in connection with the PPA I decommissioning.

Business, page 92

31.   We note your response to comment 5 regarding your mining operations that ceased on
        April 1, 2016. Please provide us your analysis of whether this history must be disclosed
        per Regulation S-K Item 101(a) and whether any material risks for potential liabilities
        relating to this business remain.

32.   Please tell us the terms and significance of the Memorandum of Understanding
        mentioned in your August 22, 2016 press release.

Sustainability, page 97

33.   Please tell us whether the 52% efficiency mentioned in your response to comment 38
        represents the typical efficiency of your products installed to date. Also, if the
        performance statistics that you disclose in this section are not based on statistically
        significant testing of actual performance of your product, please revise your disclosure to
        clarify.

34.   Please reconcile the last paragraph of your response to comment 38 with any payments
        made under your performance or efficiency guarantees.

Factors Driving Customer Adoption, page 97

35.   We note your response to comment 39. Please clarify the extent of the efficiency of your
        product in field operation versus the "traditional power plants" mentioned on page 97.

Our Growth Strategy, page 98

36.   Please expand your response to comment 40 to tell us whether the greater than 99.99%
        reliability and availability disclosed on page 104 is supported by statistically significant
        long-term testing. Also clarify in your prospectus how the disclosed beginning-of-life

efficiencies change over time; provide us your analysis of the extent to which those changes affect the risk of payment under your performance guarantees.

Data Centers, page 101

37.   Please reconcile your response to comment 41 which indicates that the customer-commissioned university study <u>projected</u> <u>expected</u> reliability rates with your disclosure on page 101 regarding the study <u>finding</u> what the reliability of your product was. Also, (1) tell us how your disclosure reflects the last sentence of page 18 in Tab 20 of the supplemental information you provided to us, and (2) reconcile the first sentence of your response to prior comment 41 with statements made in Tab 20.

Services, page 105

38.   We note your response to comment 24. Please clarify when your contracts require you to upgrade your product and whether you are obligated to provide a more current generation of the product.

Debt and Convertible Promissory Note Financing, page 126

39.   Please disclose the interest rate and maturity date of each related-party credit arrangement. Also, please ensure that this section includes all disclosure required by Regulation S-K Item 404 for the debt totaling $76.6 million that you mention in the first sentence of this section; include the name of the related party and that party's relationship to you.

Principal and Selling Stockholders, page 128

40.   We may have further comment after you provide the updates mentioned in your response to comment 47.

Underwriting, page 146

41.   Please expand your response to comment 50 to clarify how transactions involving underwriters contribute to backlog given that your disclosure on pages 150 and F-34 appear to indicate that projects involving underwriters are complete. Also, please provide us your analysis supporting your conclusion that you need not disclose the relationship of your underwriters with your backlog.

42.   We note your reference to the Principal and Selling Stockholders disclosure on page 150. Please clarify what information in that table identifies a relationship to the underwriters.

Financial Statements

Note 2: Significant Accounting Policies

Property, Plant and Equipment, page F-15

43.   In response to comment 53 you set forth, in part, that you do not believe the PPA I
        decommissioning has a significant impact on the determination of useful lives, as the
        purpose of the decommissioning was to mitigate higher future maintenance costs that the
        earlier generations experienced. Please explain to us in greater detail the basis for your
        conclusion and how you have considered the guidance in ASC 350-30-35-3 (f) for your
        new and prior generation servers. As part of your response, please provide a schedule of
        the expected maintenance expenditures of your different generation servers along with
        the original carrying amount of the underlying servers.

Revenue Recognition, page F-16

44.   In response to comment 55 you set forth that your product has stand-alone value without
        the maintenance services agreement. Please provide us a further analysis of your
        maintenance services agreement and whether a customer has the ability to obtain these
        services elsewhere. As part of your response, address your use of proprietary technology
        as part of your maintenance services (e.g., as referred to on page 105). In addition,
        explain whether a customer would be able to achieve the expected levels of efficiency
        and output from your servers, throughout its lifetime, without your services.

45.   We note from your response 51 that the servers only need to be running and meet the
        performance standards for 24 hours for acceptance. However you have also indicated
        that customers have 3 to 10 days to dispute acceptance. Please explain to us how your
        policy complies with ASC 605 and SAB Topic 13.A.3.b.

46.   Please disclose your accounting for common shares issuable to customers upon the
        occurrence of installation milestones.

Warranty Costs, page F-20

47.   We note your response to comment 52 and your revised disclosure on page F-20. We
        also note that your warranty covers performance guarantee payments and that you control
        the operations of the systems through maintenance decisions. Please explain to us how
        you have evaluated your warranties under ASC 605-25 and SAB Topic 13.A.3.c. As part
        of your response, explain how you considered whether the obligations under your
        warranty are a separate deliverable.

Note 9: Accrued Warranty, page F-27

48.   Please disclose your accounting for each of the warranties and guarantees discussed in response 15 under your operations and maintenance service agreements. As part of your disclosure, address whether you record costs beyond the end of a term of an on-going one year agreement and how you address potential loss situations. In addition, explain to us whether any costs should be recorded as incurred given revenue is recognized ratably over the term of the service.

Note 14: PPA I Decommissioning, page F-36

49.   We note your revised disclosure in response to comment 61 and that you recorded the decommissioning charge as a reduction in product revenue on the consolidated statement of operations. We note, however, that you present the reduction against the revenue subtotal and not directly against product revenue. Please explain to us why your statement of operations presentation is appropriate.

50.   Please revise your disclosure here, in MD&A (e.g., key operating metrics and total revenue), and elsewhere as relevant, to discuss and quantify any impact from the installation of new generation energy servers that are replacing previously installed energy servers.

Note 17: Commitments and Contingencies, page F-42

51.   Please clarify for us the difference between the total future payments under operating leases here, as of year-end, and the corresponding amount on page 77.

Exhibits

52.   We note your response to comment 7 regarding exhibit 10.6. However, it remains unclear whether this exhibit is complete. For example, we note the last reference to "Appendix C" in this exhibit. Please advise.

53.   Please expand the second paragraph of your response to comment 29 to provide us your quantitative analysis supporting materiality as well as the significance of covenants or other obligations created by the agreements. Also, clarify your conclusions regarding the materiality of the supplier agreements mentioned in the third paragraph of your response given that they create the risks described in the last risk factor beginning on page 19.

Exhibit 10.13

54.   Please file the agreements mentioned in this exhibit, including the "Contribution Agreement" dated March 16, 2012, or advise.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jeffrey R. Vetter, Esq.